BRITISH COLUMBIA
ALBERTA
ONTARIO
QUEBEC

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

September 19, 2017

Item 3.	News Release

A news release issued on September 19, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. Begins Supplying German Medical Cannabis Market. Export/Import Permits Received and First 50 kg Shipped.

Full Description of Material Change

Aurora Cannabis Inc. announced today that it has received all the required permits to ship dried cannabis flower from Canada to Germany, enabling the Company to begin supplying the German medical cannabis market through its wholly-owned subsidiary Pedanios GmbH.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED September 19, 2017.

September 19, 2017	TSX: ACB

Aurora Begins Supplying German Medical Cannabis Market

Export/Import Permits Received, First 50 kg Shipped

Vancouver, BC – September 19, 2017 – Aurora Cannabis Inc. (“Aurora” or the “Company”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that it has received all the required permits to ship dried cannabis flower from Canada to Germany, enabling the Company to begin supplying the German medical cannabis market through its wholly-owned subsidiary Pedanios GmbH (“Pedanios”).

Aurora is now in receipt of a Health Canada issued Export Permit, as well as provisional import status from the German Bundesopiumstelle (Federal Narcotics Bureau), to import medical cannabis products into Germany. On September 18, 2017, the Company shipped 50 kg of dried cannabis from its facility in Mountain View County, Alberta, to Berlin-based Pedanios, Germany’s leading medical cannabis distributor. Import permits for additional product have been secured, and ongoing, regular shipments are scheduled.

Upon delivery to Pedanios, the product will be distributed to a network of more than 1,500 pharmacies across Germany, a country of more than 82 million people. Germany currently represents the largest single federally-legal medical cannabis market in the world, and is experiencing a significant shortage of supply. Through Pedanios, Aurora plans to become a top producer and supplier of medical cannabis products in Germany, as well as other European Union (EU) markets.

“This represents a huge milestone for Aurora and Pedanios, and a critical step in our aggressive international expansion strategy,” said Neil Belot, Chief Global Business Development Officer. “Our team has done an outstanding job accelerating our entry into Europe. This is the first step in unlocking future potential markets in the EU of several hundred million people, and strongly validates Aurora’s acquisition of Pedanios as one of the most significant strategic transactions to date in the cannabis industry.”

Terry Booth, CEO, added, “With the receipt of our first international export/import permits and our first shipment to Germany complete, Aurora has further strengthened its position as one of the dominant operators in the global cannabis sector. Germany has more than twice Canada’s population, with a rapidly-growing medical cannabis market that can currently be serviced by only four international producers – three of which have distributed product through Pedanios. Moreover, Pedanios provides a well-established gateway to the wider EU market, which continues to grow as additional countries proceed in improving patient access through the establishment of their own national medical cannabis systems. We will continue to diversify our operations, bring the Aurora Standard to new markets, and enjoy first mover advantages as we aim to set the cannabis industry standard across Europe and beyond.”

About Aurora

Aurora’s wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, is currently constructing a second 800,000 square foot production facility, known as “Aurora Sky”, at the Edmonton International Airport, and has acquired, and is undertaking completion of a third 40,000 square foot production facility in Pointe-Claire, Quebec, on Montreal’s West Island.

In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully-diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is in the process of completing an investment in Edmonton-based Hempco Food and Fiber for an ownership stake of up to 50.1% . Furthermore, Aurora is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union ("EU"), based in Germany. Aurora’s common shares trade on TSX under the symbol “ACB”.

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

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Further information:

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	mlakmaaker@national.ca
cam@auroramj.com	+1.416.848.1397
www.auroramj.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward- looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.